Exhibit 99.5

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended July 31, 2012

The interim financial information of CorpBanca as of and for the month ended July 31, 2012 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS) (1)
MCh$
Total loans	9,572,772
Total assets	13,178,299
Current accounts and demand deposits	975,437
Time deposits and savings accounts	7,334,523
Borrowings from financial institutions	985,988
Debt issued	1,725,777
Consolidated equity Attributable to:	965,366
Bank equity holders	912,845
Minority interest	52,521

CONDENSED CONSOLIDATED INCOME STATEMENT (2)
MCh$
Total operating revenue	217,961
Provisions for loan losses	(25,631)
Operating expenses	(119,823)
Operating income	72,507
Income attributable to investments in other companies	303
Income before taxes	72,810
Income taxes	(10,460)
Net consolidated income for the period	62,350
Bank equity holders revenue	61,713
Minority interest revenue	637

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

(1)
On May 29, 2012, Corpbanca acquired a 51% equity interest in Banco Santander Colombia S.A.  As of May 31, 2012, CorpBanca published its consolidated financial statements with Banco CorpBanca Colombia (formerly Banco Santander Colombia, S.A.).

(2)	Regarding the acquisition date, CorpBanca is not including Banco CorpBanca Colombia results in their financial statements as of and for the month ended May 31, 2012.

COMMENTS

As of July 31, 2012, CorpBanca’s consolidated income was Ch$10,026 million and its accumulated income was Ch$61,713 million which represents an increase of 26% from the previous month. These results reflect the following: (i) an increase of 9.3% in our total consolidated operating revenue during July; (ii) net expenses on provisions and penalties of Ch$3,766 million in July, which is below our monthly average (Ch$3,817 million) recorded prior to the acquisition of Banco CorpBanca Colombia (formerly Banco Santander Colombia, S.A.); (iii) stabilization in our consolidated operating costs, which were 3% lower than the previous month (Ch$19,140 million); and (iv) a lower effective tax rate related to fluctuations on the exchange rate.

Our consolidated and individual returns on average assets1 represented a ratio of 15.2% and 17.2% respectively in the 12 months trailing July 2012. These ratios were affected by the capital increase of 43% performed between May and June 2012. The consolidated and individual income on average assets represented 1.1% and 1.2% respectively in the 12 months trailing July 2012.

Banco CorpBanca Colombia's contribution to the consolidated total operating revenue compensated the negative impact on the UF variation (-0.2%) over CorpBanca Chile’s results, preserving the ratio of total operating revenue to average consolidated assets at 3.5% for the 12 months trailing July 31, 2012.

Similar to the month ended June 30, 2012, CorpBanca maintained a stable consolidated loan portfolio with a total portfolio of Ch$9,573 million, where our Chilean operation continues to represent 82% of the total (Ch$7,816,213 million).  Our business in Chile represented more than US$16,200 million, which resulted in 8.4% market share in June 2012.  As we mentioned in previous reports, our market position has been driven by our commercial loans segment; in June 2012 our market share was 10.5%.

1 Assets = Average owners’ equity excluding net income and provisions for minimum dividends.